McDermott International, Inc.

757 N. Eldridge Pkwy.

Houston, Texas 77079

Tel. (281) 870-5000

September 26, 2016

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McDermott International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 22, 2016

Form 8-K dated February 18, 2016

Filed February 22, 2016

Form 8-K dated July 26, 2016

Filed July 26, 2016

File No. 001-08430

Dear Mr. O’Brien:

Set forth below are responses from McDermott International, Inc. (“MDR,” “we” or “us”) to the comments of the staff of the United States Securities and Exchange Commission, dated August 30, 2016, concerning MDR’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Current Reports on Form 8-K referenced above.

For convenience of reference, we are repeating each comment prior to providing our response. Each comment is set forth in bold-face-type.

Form 10-K for the period ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Comment 1

Your discussion of income taxes for fiscal years 2015 and 2014 on page 34 indicates the increase in the provision was primarily driven by increased profits in certain jurisdictions (primarily Saudi Arabia and Australia). With reference to your effective tax rate reconciliation in Note 14, please expand your discussion to also address the impact that changes in your valuation allowance and “Other” had on your provision. Ensure you fully explain why your effective tax rate changed from (44)% in 2014 to 121% in 2015 and highlight material items that are not expected to recur. Please refer to Item 303(a) (3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response 1

In response to the Staff’s comment, in our future filings of our Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the year ending December 31, 2016, we will include additional disclosures of significant items impacting our overall effective tax rate. We will include additional disclosures in the Form 10-Q filings when material. An example of the expanded disclosure follows:

For the years ended December 31, 2015 and 2014, we recognized income (loss) before provision for income taxes of $43 million and ($45) million, respectively. In the aggregate, the provision for income taxes was $52 million and $20 million for the years ended December 31, 2015 and 2014, respectively. Our effective tax rate for 2015 and 2014 was 121% and (44%), respectively. The rate increase was primarily driven by increased profits in certain jurisdictions in which we operate (mainly Saudi Arabia and Australia), a valuation allowance against losses in tax jurisdictions where we do not expect to receive a tax benefit, and taxes on unremitted earnings in jurisdictions where we do not

Mr. Terrence O’Brien

September 26, 2016

have plans to indefinitely reinvest such earnings (See Note 14, Income Taxes for the rate reconciliation table). This resulted in an increase in our overall effective tax rate. For the years ended December 31, 2015 and 2014, our effective tax rate for non-U.S. operations was 34% and (140%), respectively.

Note 1 – Basis of Presentation and Significant Accounting Policies, page 56

Revenue Recognition, page 56

Comment 2

We note that you execute contracts through a variety of methods, principally fixed price, but also including cost reimbursable, cost-plus, day-rate and unit-basis or some combination of those methods. Given the different risk levels of these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented. Please also disclose any material differences in recognizing revenues under each of these contract types.

Response 2

We acknowledge the Staff’s request for us to disclose revenue by contract type. The vast majority of our revenues is derived from long-term, fixed-price contracts that typically provide for integrated engineering, procurement, construction and installation services. We sometimes contract under unit-rate/cost-plus pricing, typically at a customer’s request and typically when the scope of work is limited to a single construction service, such as fabrication or marine installation. Due to the fact that fixed-price contracts account for the substantial majority of our revenues and generally involve greater risks than cost-plus contracts, our risk factor and other risk-oriented disclosures historically have focused on the risks associated with fixed-price contracts. We believe this emphasis continues to be appropriate for our periodic filings.

At contract inception, we determine the appropriate accounting treatment for each of our contracts. Revenue from these various forms of contract pricing generally is recognized using the percentage-of-completion method (“POC”) based on a cost-to-cost method to measure progress, whether the contract pricing reflects a fixed-price or cost-plus/day-rate or a combination thereof.

In our future Annual Report on Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2016, we will include additional disclosure regarding revenues by contract type in Note 2, Revenue Recognition, along the lines of the following:

“Contracts—We execute our contracts using a variety of pricing methods, including fixed-price, unit-basis, cost-plus, or some combination of those methods, with fixed-price being the most prevalent. The percentage of our revenues by contract type for each of the years ended December 31 is presented below:

	2016	2015	2014
Fixed-price	xx	93%	87%
Unit-basis and other	xx	7%	13%

	0%	100%	100%

Comment 3

We note your disclosure that certain costs are generally excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and third party subcontractors. With reference to ASC 605-35-35-53 and 605-35-35-75 through 77, please tell us supplementally and expand your accounting policy to provide additional information so that a reader may understand the nature, timing and basis for excluding these costs. Please also discuss the impact of excluding these costs from the cost-to-cost method of measuring progress on your results of operations.

Mr. Terrence O’Brien

September 26, 2016

Response 3

We acknowledge the Staff’s request for us to expand our accounting policy to provide additional information so that a reader may understand the nature, timing and basis for excluding these costs from the measurement of progress toward contract completion. As we have disclosed and previously discussed with members of the Staff, we use cost-to-cost as the best representation of measuring progress on the completion of a project. On certain projects, we may purchase a significant portion of the materials or incur third party subcontractor costs, recognized as costs of the job, either upfront or during the different phases of contract execution. However, the timing of incurrence of these costs can distort the physical progress for which using a cost-to-cost POC method was intended, as it could inappropriately accelerate the revenue recognized in that period, and as a result certain costs are excluded from our cost to cost method of measuring progress.

In our future filings of Annual Reports on Form 10-K, we will expand our Note 1 disclosure to provide additional disclosure along the lines of the underlined text set forth below:

“Contracts—We determine the appropriate accounting treatment for each of our contracts with customers before work on the project begins. We generally recognize contract revenues and related costs on a percentage-of-completion method for individual contracts or combinations of contracts based on work performed, man hours, or a cost-to-cost method, as applicable to the activity involved. We include the amount of accumulated contract costs and estimated earnings that exceed billings to customers in contracts in progress. We include billings to customers that exceed accumulated contract costs and estimated earnings in advance billings on contracts. Most long-term contracts contain provisions for progress payments. We expect to invoice customers for all unbilled revenues. Certain costs are generally excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and third-party subcontractors. On certain projects, we may purchase a significant portion of the materials or incur third-party subcontractor costs, recognized as project costs, either upfront or during other phases of contract execution. Therefore, we believe exclusion of the costs for such materials and subcontractors provides a better measure of actual progress toward completion, particularly in the early stages of contracts, as inclusion of these costs could overstate the progress of projects. We believe that our approach more closely aligns with the actual, physical progress of our contracts.

Costs incurred prior to a project award are generally expensed during the period in which they are incurred. Total estimated project costs and resulting contract income are affected by changes in the expected cost of materials and labor, productivity, vessel costs, scheduling and other factors. Additionally, external factors such as weather, customer requirements and other factors outside of our control may affect the progress and estimated cost of a project’s completion and, therefore, the timing and amount of revenue and income recognition. We regularly review contract price and cost estimates as the work progresses and reflect adjustments in profit proportionate to the job percentage of completion during the period in which those estimates are revised. Revenue from unapproved change orders is generally recognized to the extent of the lesser of amounts we expect to recover and costs incurred. Additionally, to the extent that claims included in backlog, including those which arise from change orders which are under dispute or which have been previously rejected by the customer, are not resolved in our favor, there could be reductions in or reversals of previously reported amounts of revenues and profits and charges against current earnings which could be material.”

Note 2- Revenue Recognition – Loss Recognition, page 63

Comment 4

Please expand your disclosures for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. Please refer to ASC 605-35-45-2 for guidance.

Mr. Terrence O’Brien

September 26, 2016

Response 4

Our accrual for anticipated losses on contracts totaled $22 million as of December 31, 2015, which was not deemed to be material for separate disclosure, as the balance represented about 2.6% of our current liabilities for the period. When material, in our future quarterly and annual filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2016, we will expand our disclosures for estimated losses on uncompleted contracts as follows:

“As of September 30, 2016, we have provided for our estimated costs to complete on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to overall contract costs. Variations from estimated contract performance could result in material adjustments to operating results for any fiscal quarter or year. For all contracts, if a current estimate of total contract cost indicates a loss, the projected loss is recognized in full immediately in cost of operations in the Consolidated Statements of Operations.

For loss projects, it is possible that our estimates of gross profit could increase or decrease based on changes in productivity, actual downtime and the resolution of change orders and claims with the customers. The provision for estimated losses on all active uncompleted projects is a component of “Advance billings on contracts” in our Consolidated Balance Sheets.

As of September 30, 2016 and December 31, 2015, there were [xx significant active projects …. or no active projects which were in a significant loss position], respectively. The provision for estimated losses on all active uncompleted projects at September 30, 2016 and December 31, 2015 in our Consolidated Balance Sheets were $[xx] million and $22 million, respectively.”

Form 8-K filed on February 22, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Measures

Comment 5

We note that your non-GAAP measures include an adjustment for the non-cash actuarial loss (gain) on benefit plans which represent mark-to-market adjustments recorded in the fourth quarter of each respective year. For any future presentation of a non-GAAP measure that includes this adjustment, please expand your disclosures to address the following:

•	Expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial losses in your historical financial statements;

•	Provide quantitative context for the actual and expected plan asset returns. Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure; and

•	Expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for these actuarial gains and losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Mr. Terrence O’Brien

September 26, 2016

Response 5

In response to the Staff’s comment, in connection with our future presentations of non-GAAP measures that include the mark-to-market adjustment referred to in the comment, we will expand our disclosure to state along the lines of the following:

“Our Non-GAAP measures exclude 100% of pension actuarial loss (gain) included in our Consolidated Financial Statements. Pension actuarial loss (gain) represents mark-to-market pension adjustments which are recorded in selling, general and administrative expenses in the fourth quarter of each respective year in accordance with our pension accounting policy. Actuarial gains and losses are primarily driven by changes in the discount rates and actual return on pension assets.

Included in our 2015 Consolidated Financial Statements is a $26 million mark-to-market (“MTM”) adjustment for actuarial loss, which was comprised of a $52 million actuarial loss on our pension plan assets, partially offset by a $26 million gain due to an increase in discount rates.

The $52 million actuarial loss on our pension plan assets, discussed above, is the difference between $30 million of expected return on pension plan assets recognized during 2015 and a $22 million of actuarial loss on plan assets as of December 31, 2015.

Our non-GAAP pension adjustment does not include $6 million of net pension benefit recognized during 2015, related to expected return on plan assets net of interest costs for our non-contributory defined benefit pension plans.

Non-GAAP measures are comprised of the total and diluted per share amounts of adjusted net income (loss) attributable to the Company and adjusted operating income, in each case excluding the impact of certain identified items. The excluded items represent items that our management does not consider to be representative of our normal operations. We believe that adjusted net income (loss) and adjusted operating income are useful measures for investors to review because they provide a consistent measure of the underlying financial results of our ongoing business and, in our management’s view, allows for a supplemental comparison against historical results and expectations for future performance. Furthermore, our management uses adjusted net income (loss) and adjusted operating income as a measure of the performance of our operations for budgeting and forecasting, as well as employee incentive compensation. However, Non-GAAP measures should not considered as substitutes for operating income, net income or other data prepared and reported in accordance with GAAP and should be viewed in addition to the Company’s reported results prepared in accordance with GAAP. ”

Reconciliation of Forecast GAAP Financials to Non-GAAP Measures

Comment 6

We note that your forecasted non-GAAP measures for the year ended December 31, 2016 do not include an adjustment for the non-cash actuarial loss (gain) on benefit plans which represent mark-to-market adjustments recorded in the fourth quarter of each respective year. Please confirm that your $(10,000) forecasted GAAP net income (loss) attributable to the Company includes a forecasted amount for these actuarial gains and losses. Alternatively, please address the appropriateness of this presentation. Address this comment as it relates to your guidance information presented in your 2016 press releases.

Response 6

As noted in the Staff’s comment, our forecasted GAAP net income (loss) of $(10,000) attributable to MDR does not include the forecasted pension actuarial gain or loss, due to the fact that we have no basis to estimate the pension actuarial gain or loss amounts. In our future filings that include forecasted U.S. GAAP financial information, we will include a statement to the following effect:

Mr. Terrence O’Brien

September 26, 2016

“Our forecasted $[xx] U.S. GAAP net income (loss) attributable to the Company does not include any amount representing forecasted pension actuarial gain or loss because we have no basis to estimate pension actuarial gain or loss amounts for the forecast period and cannot estimate such amount without unreasonable effort.”

Form 8-K filed on July 26, 2016

Exhibit 99.1

Comment 7

Please expand your disclosures to provide sufficiently detailed information for a reader’s understanding of how the tax adjustment was calculated. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response 7

In response to the Staff’s comment, in our future reconciliations of Non-GAAP to GAAP measures, we will expand our disclosure to state:

“Tax effects of Non-GAAP adjustments represents the tax impacts of the adjustments during the period. The Non-GAAP adjusting items are primarily attributable to tax jurisdictions in which the Company, currently, does not pay taxes and, therefore, no tax impact is applied to them. For the Non-GAAP adjusting items in jurisdictions where taxes are paid, the tax impacts on those adjustments are computed, individually, using the statutory tax rate in effect in each applicable taxable jurisdiction.”

In connection with our responses to your comments, we acknowledge that:

•	MDR is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or changes to disclosure in response to the Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MDR may not assert the Commission staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ted W. Paris of Baker Botts L.L.P. at (713) 229-1838, if you have any questions regarding this submission.

/s/ Stuart Spence
Stuart Spence Executive Vice President and Chief Financial Officer

cc:	Ameen Hamady (Staff)

Jeanne Baker (Staff)

Kathryn McHale (Staff)

Jay Ingram (Staff)

Terrence O’Brien (Accounting Branch Chief)

William H. Schumann, III (Audit Committee Chair)

Liane K. Hinrichs (Senior Vice President, General Counsel and Corporate Secretary)

Deloitte & Touche LLP